                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of September, 2001.

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F ___
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No  X
                ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

                              SCOTTISH POWER PLC

FORM 6-K: TABLE OF CONTENTS

     1. 2001/02 2/nd/ Quarter Results for period ending, 30 September 2001

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         Scottish Power plc
                         -----------------------
                         (Registrant)

                         By: /s/ Alan McCulloch
                         -----------------------
                         Alan McCulloch
                         Assistant Company Secretary

                         Date of signing November 7, 2001
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Announcement Body Information:
2001/02 HALF YEAR RESULTS INCLUDING 2ND QUARTER TO 30 SEPTEMBER 2001

Key Points

-  Refinancing of Southern Water to raise (Pounds)1.9 billion
- Actions to reduce commodity price exposure in US regulated business
- Additional future UK operating cost reductions of (Pounds)40 million in Infrastructure Division

Q2        Q2                                      First        First
                                                  Half         Half
00/01     01/02                                   00/01        01/02
1,463.1   1,605.3     Turnover ((Pounds) million) 2,780.8      3,289.9
223.6     46.7        Operating Profit              444.8        247.0
                      ((Pounds) million)*
134.2     (45.5)      Profit/(loss) before Tax      271.8         59.8
                      ((Pounds) million)*
-          -          Exceptionals (pre-tax)       (120.7)      (120.1)
                      ((Pounds) million)
6.11      (1.37)      Earnings/(loss) per share     12.28         3.53
                      (pence)**
6.51       6.835      Dividends per share           13.02        13.67
                      (pence)

*  Before goodwill amortisation and exceptional items
** Before goodwill amortisation and exceptional items, prior year restated for deferred tax

CHIEF EXECUTIVE'S SUMMARY

The proposed (Pounds)1.9 billion refinancing of Southern Water will successfully complete a significant part of a process, begun in early 2001, to create an integrated international energy and networks company. As part of this process, in addition to refinancing Southern Water, we have sold or closed our retail stores, exited our financial services joint venture, sold our US synthetic fuels business and Thus plc is looking to introduce third party funding to bridge the gap to a cash flow positive position.

We have decided to pursue an innovative capital restructuring of Southern Water which, subject to market and other conditions, will result in approximately (Pounds)1.9 billion of ring-fenced borrowings in Southern Water. This decision follows a detailed review, which concluded that refinancing would release more capital to ScottishPower and offer less execution risk than the sale options identified. The proposed restructuring will allow Southern Water to reduce its cost of capital by funding this efficient level of indebtedness against its regulatory capital value, which was (Pounds)2.1 billion at 31 March 2001. ScottishPower will retain ownership of Southern Water and through this more efficient capital structure will improve the return on its equity. For further details please refer to the Notes to Editors following this statement.

Having taken steps to focus the company, our task now is to deliver steady growth in earnings per share by capitalising on the opportunities afforded by our strong positions in energy and networks in the US and UK.

Following a difficult period for the US Division, we are implementing a series of actions designed to reduce commodity price exposure in our regulated US business and recover through the regulatory process excess net power costs which have already been charged to the profit and loss account. We are also bringing on line new unregulated generating plant during the second half of the year and we continue to deliver the Transition Plan on target.

We are continuing the successful integration of our energy businesses in the UK Division, focused on improving service levels, reducing costs and increasing margins. We have enhanced the flexibility of our generation portfolio by successfully renegotiating the gas contract serving our 715 MW Rye House power station. We have also completed the planned migration of all our residential and small business customers to a single integrated billing system. We expect to see sustained improvements in customer service levels and reductions in cost to serve as we focus on maintaining the quality of our profitable customer base.

We have identified operating cost reductions of (Pounds)40 million by 2003/04, in addition to the (Pounds)140 million of cash savings by 2002/03 already announced in the Infrastructure Division. Southern Water has recently been acknowledged by OFWAT as being one of the most efficient water companies in the UK and we are making good progress towards achieving similar efficiency goals for Power Systems in the UK and Power Delivery in the US.

With the successful completion of a very significant step in the reshaping of the company, our strategic focus is to create shareholder value by continuing to improve the performance of our existing businesses, expand across the energy value chain and to transform and integrate new businesses. This strategic focus is aligned to our stated aim of increasing dividends by 5% per annum to March 2003 and to our strong commitment to earnings growth.